

09042291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

⟨ SEC Processing Section ⟩

REPORT FOR THE PERIOD BEGINNING___07/01/08___ AND ENDING___06/30/09___ ⟨ AUG 31 2009 ⟩

                          MM/DD/YY   MM/DD/YY ⟨ ...ngton, DC ⟩

⟨ 122 ⟩

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

755 Secaucus Road, Suite F1110

(No. and Street)

Secaucus	New Jersey	07094-2511
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Hippert   443-541-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Brent Hippert_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hardcastle Trading USA, LLC_____ , as of __June 30_____ , 20 __09____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   Signature

_____
                                        President
                                        Title

Donna K. Browning
        Notary Public

My comm. exp. June 29, 2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
JUNE 30, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Hardcastle Trading USA, LLC

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC (a limited liability company) (the "Company") as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

August 21, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash	$ 111,460
Dividends receivable	179,008
Due from clearing broker-dealer	44,101,796
Investments in securities, at market value	294,921,961
Other investments	10,000
Property and equipment, less accumulated depreciation of $588,985	553,235
Corporate taxes receivable	215,991
Security deposits	7,570
Other assets	66,063
TOTAL ASSETS	**$ 340,167,084**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 302,014,495
Licensing fee payable to Parent	886,995
Accounts payable and accrued expenses	179,304
Dividends payable	166,169
Notes payable to Parent	28,050,000
Total liabilities	331,296,963
Commitments and contingencies (Notes 6 and 7)	
Member's equity	8,870,121
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 340,167,084**

See accompanying notes to statement of financial condition.

2

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Hardcastle Trading USA, LLC (the "Company") was formed as a limited liability company on January 16, 2003, under the laws of the State of Delaware to manage and operate as a registered securities broker-dealer and to engage in the securities and brokerage business. The Company is a wholly owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Chicago Board Options Exchange; a participant and market maker on the Boston Options Exchange; an Options Permit holder and market maker on the NYSE Arca Options Exchange; an electronic access member of the International Securities Exchange; a member of NASDAQ and Options Permit holder and Market Maker on the NASDAQ Options Market; and a member of the BATS Exchange. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Concentrations of credit risk

The Company maintains its cash at a major financial institution in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years

Income taxes

The Company is treated as a corporation for federal and state income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair value measurements

On July 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until July 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 10).

NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Uncertain tax positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the accompanying statement of financial condition.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of June 30, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

Subsequent events

The Company adopted SFAS No. 165, "Subsequent Events," as of June 30, 2009. This statement requires disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the statement of financial condition was issued or was available to be issued. The Company has evaluated material subsequent events through the date that this statement of financial condition was available to be issued on August 21, 2009.

NOTE 2.   **PROPERTY AND EQUIPMENT**

Property and equipment at June 30, 2009, consisted of the following:

Furniture and equipment	$ 111,597
Computer equipment	967,115
Software	9,290
Leasehold improvements	54,218
	1,142,220
Less: accumulated depreciation	(588,985)
Property and equipment, net	$ 553,235

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

NOTE 3. INVESTMENTS IN SECURITIES

The Company has elected, and Goldman Sachs Execution & Clearing, L.P. ("GS"), as the Company's clearing-broker dealer, has permitted, the Company to use Rule 15c3-1(a)(6). Pursuant to this rule, GS is responsible to absorb the haircuts on the securities owned by the Company.

Investments in securities, carried at market value, consisted of the following at June 30, 2009:

	Owned	Sold, not yet purchased
Options	$ 106,460,851	$ 97,593,546
Equities	188,461,110	204,420,949
Total	$ 294,921,961	$ 302,014,495

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. As of June 30, 2009, the Company was in compliance with these requirements. At June 30, 2009, the Company's net capital of $8,017,262 exceeded its minimum net capital requirement of $1,952,165. The Company's ratio of aggregate indebtedness to net capital was 3.65 to 1 as of June 30, 2009.

NOTE 5. RELATED-PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. The agreement states that the Company is to pay the Parent a royalty based upon its return on utilized capital, as defined in the agreement. In addition to providing the Company with access to the Parent's proprietary trading software, the Parent also provides management services based on its experience, knowledge and understanding to manage and operate the Company's trading, risk management, and back office operations. For the year ended June 30, 2009, $5,290,742 was incurred under the license agreement. At June 30, 2009, $886,995 is payable and is included in liabilities in the accompanying statement of financial condition.

In addition, as more fully described in Note 7, the Company has received financing from its Parent.

NOTE 6. **COMMITMENTS**

Effective April 16, 2008, the Company has entered into a master service agreement. Under the agreement the Company will receive access to electronic communications systems and facilities. In addition, the Company will also occupy office space within the service center for approximately $72,000 per annum. The future minimum annual commitments under the Company's agreements and leases are as follows:

Year ending June 30:	
2010	$ 388,872
2011	388,872
2012	388,872
2013	388,872
	$ 1,555,488

NOTE 7. **NOTES PAYABLE**

The Company has entered into various non-collateralized promissory note agreements with the Parent to fund trading activities. The terms for these notes range between 3 and 5 years; the notes require annual interest only payments. The interest rates for these loans range from 8% to 12% per annum or 130% of the monthly Applicable Federal Rate for mid-term loans, as published by the Internal Revenue Service.

As of June 30, 2009, future principal payments are summarized as follows:

Year Ending June 30:	Amount
2010	$ 7,950,000
2011	16,600,000
2012	3,500,000
	$ 28,050,000

NOTE 8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

The Company does not apply hedge accounting as defined in Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as all financial instruments are marked to market, with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of SFAS No. 133 are generally not applicable with respect to these financial instruments.

NOTE 8.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
          (CONTINUED)

Futures provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

In addition, the Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2009, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2009 prior to the Company "closing" its position.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently as trading revenues.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 9.   EMPLOYEE BENEFIT PLANS

The Company adopted a 401(k) retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management.

NOTE 10.   **FAIR VALUE MEASUREMENTS**

On July 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

As of June 30, 2009, all of the Company's investments are considered Level 1 securities, which are valued based upon quoted prices available in active markets for identical investments.